Ryman Hospitality Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

August 21, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Peggy Kim, Staff Attorney

Re:	RHP Hotel Properties, LP

RHP Finance Corporation

Registration Statement on Form S-4

Filed August 7, 2015

File No. 333-206241 (the “Registration Statement”)

Dear Ms. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ryman Hospitality Properties, Inc. (“Parent”), its subsidiaries RHP Hotel Properties, LP (the “Operating Partnership”) and RHP Finance Corporation (together with the Operating Partnership, the “Issuers”), and certain other of its 100% owned subsidiaries (such other subsidiaries and Parent, the “Guarantors,” and together with the Issuers, the “Co-Registrants”) hereby request acceleration of the effective date of the Registration Statement to 4:00 p.m., Eastern Time, on August 25, 2015, or as soon thereafter as is practicable.

In addition, at the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), each Co-Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Co-Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by a telephone call to our outside counsel, F. Mitchell Walker, Jr. of Bass, Berry & Sims PLC, at (615) 742-6275.

Should you have any questions regarding the foregoing, please do not hesitate to call Scott J. Lynn at (615) 316-6180 or our outside counsel, F. Mitchell Walker, Jr. of Bass, Berry & Sims PLC, at (615) 742-6275.

Sincerely,

RYMAN HOSPITALITY PROPERTIES, INC.

By:	/s/ Scott J. Lynn
Name:	Scott J. Lynn
Title:	Senior Vice President, General Counsel & Secretary

RHP HOTEL PROPERTIES, LP

By:	RHP Partner, LLC, its sole general partner

By:	/s/ Scott J. Lynn
	Name:	Scott J. Lynn
	Title:	Vice President & Secretary

RHP FINANCE CORPORATION

By:	/s/ Scott J. Lynn
	Name:	Scott J. Lynn
	Title:	Vice President & Secretary

RHP PROPERTY GP, LP
RHP PROPERTY GT, LP

By:	Opryland Hospitality, LLC, their sole general partner

By:	/s/ Scott J. Lynn
	Name:	Scott J. Lynn
	Title:	Vice President & Secretary

RHP PROPERTY GT, LLC
RHP PROPERTY NH, LLC
OPRYLAND HOSPITALITY, LLC
RHP HOTELS, LLC
RHP PARTNER, LLC

By:	/s/ Scott J. Lynn
	Name:	Scott J. Lynn
	Title:	Vice President & Secretary